UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 14, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 10, 2018, regarding the Tax Investigation Report.

Istanbul, Aug 10, 2018

Announcement Regarding the Tax Investigation Report

Pursuant to a limited tax investigation at our Company with respect to VAT and Special Communication Tax (“SCT”) pertaining to financial years 2015 and 2016, we have been declared that no issues were identified to be criticized for 2015. However, Large Taxpayers Office made an additional request with respect to the taxation of applications included in some of the bundled offers and packages offered by our Company to its customers for financial year 2016 and imposed a tax assessment of TRY247.8 million in total, comprising TRY53.8 million in principal and TRY80.7 million penalty in relation to SCT, and TRY45.3 million in principal and TRY68.0 million penalty in relation to VAT.

In line with the relevant legislation and sector practice, our Company already pays all of its tax and legal obligations calculated over its complete line of services to the respective authorities. However, we understand that this additional tax assessment has been imposed due to the uncertainties in tax legislation and differences in interpretation.

Pursuant to the related legislation, Turkcell will seek its legal rights regarding this tax assessment.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 14, 2018	By:	/s/ Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 14, 2018	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Turkcell Group Reporting & Tax Management Director